BAKER & McKENZIE
東京青山・青木・狛法律事務所

東京青山・青木・狛法律事務所
ベーカー&マッケンジー外国法事務弁護士事務所
(外国法共同事業)
〒100-0014
東京都千代田区永田町2丁目13-10
プルデンシャルタワー

Tel: 03 5157 2700
Fax: 03 5157 2900
www.taalo-bakernet.com
www.bakernet.com

07027158

RECEIVED
2007 OCT 16 A 11:00

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File No. 82-34816
October 3, 2007

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

SEGA SAMMY HOLDINGS INC.
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3-2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SEGA SAMMY HOLDINGS INC. (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Adjustment to the Forecasts of Operating Results (Consolidated/Non-Consolidated)for the Interim Period of the Year Ending March 31, 2008 of the Company's Subsidiary (TMS Entertainment, Ltd.) (Dated September 26, 2007)

PROCESSED
OCT 17 2007
THOMSON FINANCIAL

Yours truly,

Fusako Otsuka

FO/ah
Encl.
cc: Mr. Dennis Chung of The Bank of New York
cc: Ms. Fusako Annie Amikura of The Bank of New York Securities Company Japan Ltd.
cc: Ms. Maki Nishikado of SEGA SAMMY HOLDINGS INC. (w/o encl.)

10/16

(Translation)

File No. 82-34816

September 26, 2007

Dear Sirs,

Name of Company: SEGA SAMMY HOLDINGS INC.
Name of Representative: Hajime Satomi,
Chairman, President and
Representative Director
(Code No. 6460, Tokyo Stock Exchange 1st Section)
Further inquiry: Michael Masakimi Hotta,
Executive Officer
(TEL: 03-6215-9955)

Notice of Adjustment to the Forecasts of Operating Results (Consolidated/Non-Consolidated) for the Interim Period of the Year Ending March 31, 2008 of the Company's Subsidiary (TMS Entertainment, Ltd.)

Notice is hereby given that TMS Entertainment, Ltd., a subsidiary of SEGA SAMMY HOLDINGS INC. (the "Company"), has made adjustment to the forecasts of operating results for the interim period of the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008), which was given at the time of publication of its financial statements on May 9, 2007, as described in the attachment hereto.

The adjustment will have no significant effect on the operating results of the Company and no adjustment will be made to the forecasts of the operating results of the Company.

-END-

(Translation)

September 26, 2007

Dear Sirs,

Name of Company:	TMS Entertainment, Ltd.
Name of Representative:	Masanori Koga, President and Representative Director

(Code No. 3585, Nagoya Stock Exchange 2nd Section)

Further Inquiry:	Katsuhiro Yamada, Managing Director and Division Manager, Administration Division (TEL: 03-5325-9111)

Notice of Adjustment to the Forecasts of Operating Results (Consolidated/Non-Consolidated) for the Interim Period of the Year Ending March 31, 2008

Notice is hereby given that TMS Entertainment, Ltd. (the "Company") has made adjustment to the forecasts of operating results for the interim period of the year ending March 31, 2008 (from April 1, 2007 to March 31, 2008), which was given at the time of publication of its financial statements on May 9, 2007, as described below:

Description

1. Adjustment to the forecast of the consolidated operating results for the year ending March 31, 2008:

    (1) Interim period of the year ending March 31, 2008 (from April 1, 2007 to September 30, 2007):

(million yen except otherwise indicated)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecast (A)	7,680	560	550	250	¥5.88
Adjusted forecast (B)	7,320	420	450	350	¥8.23
Amount of increase or decrease (B-A)	(-) 360	(-) 140	(-) 100	100	¥2.35
Rate of increase or decrease	(-) 4.7%	(-) 25.0%	(-) 18.2%	40.0%	40.0%

	Net sales	Operating income	Ordinary income	Net income	Net income per share
(For reference) Operating results for the interim period of the year ended March 31, 2007	6,589	699	702	595	¥13.99

(2) Reasons for the adjustment to the forecast of operating results:

Net sales are expected to decrease ¥360 million from the previous forecast due to stagnant overseas sales and sales of merchandising rights in its animation business, as well as stagnant sales by its existing facilities in its amusement business.

Due to such decrease in net sales in its animation business, operating income and ordinary income are expected to decrease ¥140 million and ¥100 million, respectively, from the previous forecast.

Net income, on the other hand, is expected to increase ¥100 million from the previous forecast due to a decrease in loss from disposition of game machines and equipment of its closed facilities, as well as a decrease in income tax expenses based on tax effect accounting.

(3) Year ending March 31, 2008 (from April 1, 2007 to March 31, 2008):

The Company is currently reviewing the forecast of consolidated operating results for the whole-year period by taking into consideration the failure to fulfill its plans during the interim period and the difficult business environment anticipated for the rest of the current fiscal year or thereafter. The Company intends to publicize the forecast of operating results for the whole-year period at the time of publication of its interim financial statements scheduled for November 2, 2007.

2. Adjustment to the forecast of the non-consolidated operating results:

(1) Interim period of the year ending March 31, 2008 (from April 1, 2007 to September 30, 2007):

(million yen except otherwise indicated)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
Previous forecast (A)	7,480	520	530	240	¥5.64
Adjusted forecast (B)	7,230	380	420	320	¥7.52
Amount of increase or decrease (B-A)	(-) 250	(-) 140	(-) 110	80	¥1.88
Rate of increase or decrease	(-) 3.3%	(-) 26.9%	(-) 20.8%	33.3%	33.3%

	Net sales	Operating income	Ordinary income	Net income	Net income per share
(For reference) Operating results for the interim period of the year ended March 31, 2007	6,373	661	688	592	¥13.92

(2) Reasons for the adjustment to the forecast of operating results:

Due to the same reasons for the adjustment to the forecast of the consolidated operating results, net sales, operating income and ordinary income are expected to decrease ¥250 million, ¥140 million and ¥110 million, respectively, from the previous forecast.

Net income, on the other hand, is expected to increase ¥80 million from the previous forecast due the same reasons for the adjustment to the forecast of the consolidated operating results.

(3) Year ending March 31, 2008 (from April 1, 2007 to March 31, 2008):

The Company is currently reviewing the forecast of non-consolidated operating results, as well, for the whole-year period by taking into consideration the failure to fulfill its plans during the interim period and the difficult business environment anticipated for the rest of the current fiscal year or thereafter. The Company intends to publicize the forecast of operating results for the whole-year period at the time of publication of its interim financial statements scheduled for November 2, 2007.

* The above forecasts of operating results are made based on the information available to management as of the date hereof. Actual results may differ from the projected figures due to a variety of factors in the future.

- END -

END